Mail Stop 6010
Via Facsimile and U.S. Mail

October 27, 2006

Henry E. Blair
Chief Executive Officer
Dyax Corp.
300 Technology Square
Cambridge, MA 02139

       Re: Dyax Corp
          Form 10-K for Fiscal Year Ended December 31, 2005
          Filed March 3, 2006
          File No. 0-24537

Dear Mr. Blair:

     We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Joseph J. Roesler
                    Accounting Branch Chief